QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2005	Commission File Number: 0-29350

Vasogen Inc.
(Translation of registrant's name into English)

2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             .

        On January 28, 2005, Vasogen Inc. issued a press release "Vasogen Announces US$ 42.3 Million Registered Direct Offering of Common Shares". The press release is attached as Exhibit 99.1 to this report and is incorporated herein by reference. The Placement Agent Agreement for this offering, by and among Vasogen Inc., SG Cowen & Co., LLC, Needham & Company, Inc., and A.G. Edwards & Sons, Inc., is attached as Exhibit 99.2 to this report and is incorporated herein by reference.

        Exhibit 99.2 to this Form 6-K is incorporated by reference as an exhibit to the Registration Statement on Form F-10 of Vasogen Inc. (Commission File No. 333-109782).

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASOGEN INC.
	By:	/s/ MARGUERITE ETHIER
	Name:	Marguerite Ethier
	Title:	General Counsel and Corporate Secretary
Date: January 28, 2005

EXHIBIT LIST

Exhibit	Description
99.1	Press release of Vasogen Inc. dated January 28, 2005
99.2	Placement Agent Agreement dated January 27, 2005

QuickLinks

SIGNATURE
EXHIBIT LIST